MedBook World, Inc.
                        1150 Silverado Avenue, Suite 204
                           La Jolla, California 92037


February 4, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities & Exchange Commission
Washington, DC  20549


     Re: Medbook World, Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2012
         Filed December 18, 2012
         File No. 000-53850

Dear Mr. Rosenberg:

In response to your letter dated January 25, 2013, we have amended our 10-K referenced above by including the revised opinion letters from our two auditors, as requested, and we have revised our response to Item 9A.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel Masters                              /s/ Anthony Turnbull
--------------------------------                --------------------------------
Daniel C. Masters, Esq.                         Anthony Turnbull
CEO MedBook World, Inc.                         CFO MedBook World, Inc.